FILED BY MCK COMMUNICATIONS, INC.
PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANIES: MCK COMMUNICATIONS, INC.
AND VERSO TECHNOLOGIES, INC.
REGISTRATION STATEMENT FILE NO.: 333-106864

Contact:

Neil Rossen
MCK Communications, Inc.
(617) 454-6122
nrossen@mck.com

MCK Communications Announces Anticipated Per Share Exchange Ratio and Per Share Dividend for Proposed Merger with Verso Technologies

NEEDHAM, Mass.—(BUSINESS WIRE)—Sept. 24, 2003—MCK Communications, Inc. (NASDAQ: MCKC), a leading provider of distributed voice solutions for the extended enterprise, today announced that the actual per share exchange ratio and the related per share cash dividend to be paid by MCK to stockholders of record as of September 26, 2003 will be 0.8517 shares of Verso and $1.173 in cash respectively, assuming that the merger with Verso Technologies, Inc. closes on September 26, 2003 as is currently anticipated by the parties.

MCK will hold a special stockholder meeting on September 26, 2003 to vote on the approval and adoption of the merger agreement with Verso and the related merger. Should the closing of the merger be delayed, MCK will establish a new record date for the cash dividend. Should the merger not close, the cash dividend will not be paid.

“We are pleased to report that the proposed cash dividend amount is in accordance with our expectations,” said Tom Nolette, MCK’s Acting CEO. “Your vote on the merger is very important, and we look forward to the special meeting of our stockholders, and assuming stockholder approval, the completion of the merger with Verso shortly thereafter.”

About MCK Communications

MCK Communications develops and markets distributed voice solutions that cost-effectively create a more open and interconnected business telephony environment which provides enterprises with extended business reach, lowered communications costs and options for flexible migration to next-generation environments while empowering individuals with portable business telephony. With more than 450,000 ports shipped worldwide, ISO-9001-certified, MCK partners with such industry leaders as Alcatel, Anixter, Avaya, BellSouth, Catalyst Telecom, Ericsson, GBH Distributing, Iwatsu, Nortel, Panasonic, Toshiba, SBC, Sprint, Verizon and Voda One Corp and Westcon. Headquartered in Needham, Massachusetts, the company has an R&D facility in Calgary, Alberta and field offices throughout the U.S., Canada and the U.K.

Portions of this release contain forward-looking statements regarding future events and are subject to risks and uncertainties. We wish to caution you that there are some factors that could cause actual results to differ materially from the results indicated by such statements. These factors include, but are not limited to: The success of our partnerships and relationships with third party manufacturers or distributors, costs related to a failure to complete the Company’s proposed merger with Verso Technologies, Inc., quarterly fluctuations in operating results attributable to the timing and amount of orders for our products, the timing and replacement of legacy KTS or PBX systems with IP based systems or network-hosted voice services, the adoption of IP and/or wireless networks as mediums to transport voice, our ability to grow and maintain relationships with key KTS and PBX manufacturers, distributors and teleco partners, awareness and acceptance of our products in international markets, market acceptance of our products including single-user, multi-user and the family of PBX gateway systems, competitor offers, our ability to keep pace with rapidly changing product requirements and factors affecting the demand for remote voice technologies, price pressures, our reliance on a small number of channel partners for a significant portion of our revenue, general economic conditions and IT capital expenditure trends, and other risks detailed in our filings with the Securities and Exchange Commission, copies of which may be accessed through the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION: VERSO HAS FILED AN AMENDED REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED MERGER. MCK COMMUNICATIONS MAILED A PROXY STATEMENT/ PROSPECTUS TO ITS STOCKHOLDERS IN CONNECTION WITH THE PROPOSED MERGER ON OR ABOUT AUGUST 28, 2003. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS FOR

THE MERGER CAREFULLY, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT VERSO, MCK COMMUNICATIONS, THE PROPOSED MERGER AND RELATED MATTERS. You may obtain these documents without charge on the SEC’s web site at www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the contact listed at the beginning of this news release.